UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CALIFORNIA FIRST NATIONAL BANCORP

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

130222102

(CUSIP Number of Class of Securities)

Glen T. Tsuma

18201 Von Karman

Suite 800

Irvine, California 92612

(949) 255-0500

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copies to:

Thomas J. Leary, Esq.

Joseph J. Herron, Esq.

O’Melveny & Myers LLP

610 Newport Center Dr.

17 th Floor

Newport Beach, California 92614

Tel: (949) 760-9600

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$16,900,000	$664.17

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,300,000 shares of common stock at the maximum tender offer price of $13.00 per share.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction. This amount was previously paid

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on July 21, 2008 by California First National Bancorp, a California corporation (the "Company"). The Schedule TO, as amended by this Amendment No. 1, relates to the offer by the Company to purchase up to 1,300,000 shares of its common stock, par value $.01 per share, at a price not greater than $13.00 nor less than $12.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and conditions described in the Offer to Purchase dated July 21, 2008 and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (A)(1)(B), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO.

Item 11.	Additional Information.

Item 11(b) of the Schedule TO is hereby amended and supplemented with the following:

On August 4, 2008, the Company issued a press release announcing its earnings results for the fiscal year ending June 30, 2008. A copy of the press release is filed as Exhibit (a)(5) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)*	Press Release dated August 4, 2008.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2008	CALIFORNIA FIRST NATIONAL BANCORP

	By:	/s/ S. Leslie Jewett
Name: S. Leslie Jewett Title: Chief Financial Officer

Exhibit Index

(a)(5)*	Press Release dated August 4, 2008.

*	Filed herewith